FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of August, 2003

Commission File Number: 0-30820

                             Tioga Technologies Ltd.

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                               (+972-3) 696-21-21

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

The information in this report on Form 6-K is incorporated by reference into all Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are attached hereto and incorporated by reference herein:

1. Press Release: Tioga Technologies Announces 2003 Annual General Meeting.
   Dated: August 5, 2003.

2. Notice of 2003 Annual General Meeting of Shareholders and Proxy Statement.
   Dated: July 22, 2003




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Tioga Technologies Ltd.

                                            (Registrant)

                                             /s/ Adam M. Klein
                                             ------------------
Date: August 5, 2003                         By: Adam M. Klein for Izhak Tamir,
                                             pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

10.1 Press Release: Tioga Technologies Announces 2003 Annual General Meeting. Dated: August 5, 2003

10.2 Notice of 2003 Annual General Meeting of Shareholders and Proxy Statement. Dated: July 22, 2003

                                  EXHIBIT 10.1


                                           PRESS RELEASE

                                           FOR IMMEDIATE RELEASE

         For more information contact:

         Lee Roth
         KCSA Public Relations Worldwide

         (212) 896-1209 lroth@kcsa.com



            Tioga Technologies Announces 2003 Annual General Meeting

Tel Aviv, Israel, August 5, 2003 -- Tioga Technologies Ltd. (OTC BB: TIGA) today announced that its 2003 Annual General Meeting of Shareholders will be held on Thursday, August 28, 2003 at 2:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is July 21, 2003. Tioga has sent to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

The agenda of the meeting is as follows:

         (1) election of Eric Paneth and Izhak Tamir to the board of directors;

         (2) election of Harel Kodesh and Irit Gal as outside directors;

         (3) approval of the compensation of the outside directors;

         (4) approval of D&O liability insurance covering directors;

         (5) approval for Izhak Tamir to serve as both Chairman of the Board and Chief Executive Officer for a period of up to three years;

         (6) amendment of the Memorandum and Articles of Association changing the name of the Company;

         (7) reappointment of Kost Forer & Gabbay, a member of Ernst & Young, as the Company's independent auditors; and

         (8) consideration of the Company's 2002 audited financial statements.

The Company proposes to change its name to "Tikcro Ltd.", subject to applicable approvals, and will announce its new name and trading symbol once they are final.

About Tioga Technologies:
Until April 2003 with the closing of the Assets Transaction with STMicroelectronics, Tioga Technologies Ltd. developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tioga is headquartered in Tel Aviv, Israel.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

                                  EXHIBIT 10.2



                             TIOGA TECHNOLOGIES LTD.

                                    NOTICE OF

                   2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To all Tioga shareholders:

NOTICE IS HEREBY GIVEN that the 2003 Annual Meeting of Shareholders (the "Meeting") of Tioga Technologies Ltd. (the "Company" or "Tioga") will be held on Thursday, August 28, 2003 at 2:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1)      election of Eric Paneth and Izhak Tamir to our board of directors;

(2) election of Harel Kodesh and Irit Gal as our outside directors and related amendment to our Articles of Association;

After a short recess during which the Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

(3)      approval of the compensation of our outside directors;

(4)      approval of D&O liability insurance covering our directors;

(5) approval for Izhak Tamir to serve as both our Chairman of the Board and Chief Executive Officer for a period of up to three years;

(6) amendment of our Memorandum and Articles of Association changing the name of the Company;

(7) reappointment of Kost Forer & Gabbay, a member of Ernst & Young, as our independent auditors; and

(8) consideration of our audited financial statements for the year ended December 31, 2002.



Shareholders of record at the close of business on July 21, 2003 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

                                        By Order of the Board of Directors,

                                        Izhak Tamir
                                        Chairman of the Board

Dated:  July 22, 2003

                             TIOGA TECHNOLOGIES LTD.

                                 PROXY STATEMENT

         This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.10 nominal value (the "Ordinary Shares"), of Tioga Technologies Ltd. ("Tioga" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2003 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2003 Annual Meeting of Shareholders. The Meeting will be held on Thursday, August 28, 2003 at 2:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our board of directors;

(2) election of Harel Kodesh and Irit Gal as our outside directors and related amendment to our Articles of Association;

After a short recess during which the Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

(3)               approval of the compensation of our outside directors;

(4)               approval of D&O liability insurance covering our directors;

(5) approval for Izhak Tamir to serve as both our Chairman of the Board and Chief Executive Officer for a period of up to three years;

(6) amendment of our Memorandum and Articles of Association changing the name of the Company;

(7) reappointment of Kost Forer & Gabbay, a member of Ernst & Young, as our independent auditors; and

(8) consideration of our audited financial statements for the year ended December 31, 2002.


         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by our board of directors. Only shareholders of record at the close of business on July 21, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 28, 2003 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

         We had outstanding on July 21, 2003, 23,043,200 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.


                          OWNERSHIP OF ORDINARY SHARES

         The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 30, 2003 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group                                            Amount Owned         Percent of Class(1)

Eric Paneth(2)                                                                3,185,105            13.7%
Izhak Tamir(2)                                                                3,185,105            13.7%


(1)   Based on 23,043,200 ordinary shares outstanding on June 30, 2003.
(2) Includes 220,000 ordinary shares issuable upon the exercise of options that are exercisable currently or within the next 60 days.

                         ITEM 1 - ELECTION OF DIRECTORS

         Our directors, other than outside directors (as defined below), are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors.

         A brief biography of each nominee is set forth below:

         Eric Paneth has served as one of our Director since February 2000 and served as our President from February 2000 to June 2000. Mr. Paneth has also served as Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Ministry of Defense, and from 1985 to 1990, was a technical department head in the Israeli Ministry of Defense. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

         Izhak Tamir has served as Chairman of our Board of Directors since February 2000. He also served as our Chief Executive Officer from February 2000 to June 2000. He has served as President and a Director of Orckit Communications Ltd. since its founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Ministry of Defense. Mr. Tamir holds an engineering degree from the Israel Institute of Technology, commonly known as the Technion, and an M.B.A. from Tel Aviv University.

Vote Required

         The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately.

         RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately."

                The Board of Directors recommends a vote FOR approval of the proposed resolutions.

                     ITEM 2 - ELECTION OF OUTSIDE DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law"), to have at least two "outside directors." To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates," as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for compensation.

The outside directors are required to be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Other directors are elected annually. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors must include at least one outside director.

         At the Meeting, shareholders will be asked to elect Harel Kodesh and Irit Gal as our outside directors.

         Harel Kodesh was elected an outside director on September 28, 2000, and his first term will expire on September 28, 2003. At the Meeting, shareholders will be asked to re-elect Mr. Kodesh as an outside director for a second term of three years. According to the Israeli Companies Law, the term of a director commences upon his election, unless the company's articles of association permit a later effective date. Since the Meeting will be held before the expiration of Mr. Kodesh's first term, we are asking the shareholder to amend our Articles of Association to allow Mr. Kodesh's second term to commence on September 28, 2003.

         A brief biography of each nominee is set forth below:

         Harel Kodesh has served as one of our Directors since June 2000 and as one of outside directors since September 2000. Since July 2003, Mr. Kodesh has served as Chief Product Officer for Amdocs, a worldwide leader in billing and customer care systems. He also serves as Chairman of the Board of Mobilitech, a start-up company that develops Java platforms for carriers. From 2000 to 2003, he served as President and Chief Executive Officer of Wingcast Corporation, a joint venture between Ford Motor Corporation and Qualcomm Inc. From 1992 to 2000, he served in a variety of technical and managerial roles at Microsoft Corporation, most recently as Vice President of the productivity appliance division and, prior to that time, as Vice President of the information appliances division. Prior to 1992, Mr. Kodesh worked at Motorola, Inc. where he was in charge of the development of advanced wireless data technology. Mr. Kodesh holds a B.S. degree in Computer Engineering and an M.S. degree in Electrical Engineering, both from the Technion.

         Irit Gal has served as an Associate at Stanford University, California, Office of Technology Licensing since September 2002.Prior to that, she served as a director and a manager for investments and strategic relations of ZettaLight, an optical communications company. From May 2000 to February 2002, she served as Vice President of Runway Telecom Ventures, an Israeli-based venture capital fund founded by Alcatel and others. From June 1999 to 2000, she served as Vice President for marketing and business development of Ceramight Composites, which operates in the area of ceramic composites. From 1997 to 1999, she served as a manager with PricewaterhouseCoopers in the areas of business development and corporate finance for technology companies. Ms. Gal holds B.S. and M.S. degrees in Chemical Engineering from the Technion and an M.A. degree in Economics from Queens College of the City University of New York.

Vote Required

The election of outside directors and the related amendment to our Articles of Association require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the Company's Amended and Restated Articles of Association be amended by adding the following to the Article 39 thereof:

          `(c) Nothwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Shareholder Resolution electing said Director, if so specified in said Shareholder Resolution.'

         RESOLVED, that Harel Kodesh be elected as an outside director of the Company for a term of three years, effective September 28, 2003.

         RESOLVED, that Irit Gal be elected as an outside director of the Company for a term of three years, effective immediately."

       The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

             ITEM 3 - APPROVAL OF COMPENSATION OF OUTSIDE DIRECTORS

Under the Companies Law, the payment of compensation to directors requires the prior approval of our audit committee, board of directors and shareholders, and the form and amount of compensation of outside directors is governed by regulations promulgated under the Companies Law.

         Subject to their election at the Meeting, the shareholders will be asked to approve the grant to each of Harel Kodesh and Irit Gal of options to purchase up to 100,000 Ordinary Shares at the per share market value of our Ordinary Shares on the date of the Meeting. The options will vest over a period of three years, one-third each year.

Vote Required

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the grants to each of Harel Kodesh and Irit Gal of options to purchase up to 100,000 Ordinary Shares at the per share market value of our Ordinary Shares on the date of the Meeting, subject to their election at the Meeting, is hereby approved.

         RESOLVED, that the terms of compensation paid to the Company's outside directors shall be automatically improved to the extent that the Company improves the terms of compensation of its "other directors" (as defined in the regulations promulgated under the Companies Law)."

       ITEM 4 - APPROVAL OF D&O LIABILITY INSURANCE COVERING OUR DIRECTORS

         We have agreed to indemnify our officers and directors for certain liabilities arising out of their acts or omissions committed in their capacity. Therefore, we believe that it is in the best interests of the Company to limit our exposure by purchasing D&O liability insurance to cover our officers and directors.

         The Companies Law and our Articles of Association authorize us to enter into a contract to insure the liability of an officer or director by reason of acts or omissions committed in his or her capacity as an officer or director, except in certain specified circumstances.

         Under the Companies Law, the purchase of insurance covering directors requires the prior approval of our audit committee, board of directors and shareholders. At the Meeting, our shareholders will be asked to approve two types of insurance policies covering our directors: (i) a run-off policy covering the period until the closing of the sale of our business to STMicroelectronics in April 2003; and (ii) a policy covering the period following the closing of such sale. If approved, we will be authorized to purchase such insurance on market terms prevailing from time to time.


Vote Required

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the Company's purchase, from time to time, of liability insurance policies covering our past, present and future directors, as follows:
(i) a run-off policy covering the period until the closing of the sale of the Company's business to STMicroelectronics in April 2003; and (ii) a policy covering the period following the closing of such sale, be approved."

           ITEM 5 - APPROVAL FOR IZHAK TAMIR TO SERVE AS BOTH CHAIRMAN
                           AND CHIEF EXECUTIVE OFFICER

         According to sections 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the chairman of the board only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

         Since April 2003, upon the sale of our business to STMicroelectronics and the transfer or resignation of all our employees, including senior management, we are being managed directly by our board of directors. Subject to shareholder approval, our board of directors has appointed Izhak Tamir as our Chief Executive Officer, who has agreed to serve in that role for no compensation until the end of 2003. Izhak Tamir served as our Chairman of the Board since February 2000 and as our Chief Executive Officer from February 2000 to June 2000.

         Our current plan of operation is to explore the best course of action for Tioga, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Other than activities relating to attempting to locate such a candidate, and activities relating to the investment of our funds in short and long term investments, we do not currently conduct any operations.

         Our board of directors believes that it is in our best interest to allow Mr. Tamir to serve as both Chairman of the Board and Chief Executive Officer. Even if this matter is approved, Mr. Tamir, if nominated by our board of directors, will be required stand for reelection as a director at each annual meeting of shareholders. In addition, his service as Chairman of the Board and as Chief Executive Officer will each continue to be at the pleasure of our board of directors.

Vote Required

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Izhak Tamir be permitted to serve as both the Company's Chairman of the Board and Chief Executive Officer for a period of up to three years."

         The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

            ITEM 6 - APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION
                        TO CHANGE THE NAME OF THE COMPANY

         In April 2003, we sold substantially all of our assets and liabilities to STMicroelectronics, a multi-national semiconductor company headquartered in Geneva. As part of the terms of the transaction, we undertook to change our corporate name to a name that does not include the word "Tioga." Changing our name requires an amendment to our Memorandum and Articles of Association.

         Subject to applicable law and regulations, our board of directors has chosen to change our name to "Tikcro Ltd.", which was our name before we changed it to "Tioga Technologies Ltd." In the event that for regulatory reasons the name "Tikcro Ltd." is not approved, our Chairman of the Board will be authorized to select our new company name. At the Meeting, the shareholders will be asked to approve the amendment to our Memorandum and Articles of Association respectively. If so approved by our shareholders, we will amend and restate our Articles of Association accordingly.

Vote Required

         Amending our Memorandum and Articles of Association requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Section 1 of the Company's Memorandum of Association be replaced with the following: `The name of the Company is: `Tikcro Ltd.' [or such other name selected by the Company's Chairman of the Board and duly approved]; and

         RESOLVED, that the Company's Articles of Association be amended by replacing the name `Tioga Technologies Ltd.' with the name `Tikcro Ltd.' [or such other name selected by the Company's Chairman of the Board and duly approved]."

         The Board of Directors recommends that the shareholders vote FOR approval of these proposed resolutions.



                  ITEM 7 - APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer & Gabbay, a member of Ernst & Young, as our independent auditors for the period ending not later than at our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our board of directors to fix the compensation of the auditors. Our board of directors will be authorized to delegate this authority to our audit committee. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors is expected to be present at the Meeting to respond to appropriate questions from the shareholders.

Vote Required

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolution

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost Forer & Gabbay, a member of Ernst & Young, be appointed as the independent auditors of the Company for the period ending not later than at the Company's next Annual Meeting of Shareholders; and

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.

                 ITEM 8 - CONSIDERATION OF FINANCIAL STATEMENTS

         At the Meeting, we will hold a discussion with respect to our audited financial statements for the year ended December 31, 2002. We have included a copy of these financial statements in our Annual Report on Form 20-F, which we have filed with the Securities and Exchange Commission (SEC) in June 2003. You may read and copy our Annual Report without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Annual Report on Form 20-F is also available to the public at the SEC's website at http://www.sec.gov. Our Annual Report is not a part of this Proxy Statement.

                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                                            By Order of the Board of Directors,

                                            Izhak Tamir
                                            Chairman of the Board

Dated: July 22, 2003